December 9, 2004

Via Facsimile (801) 363-2597 and U.S. Mail

Jimmy Lee
President
The Flooring Zone, Inc.
3219 Glynn Avenue
Brunswick, Georgia 31520

	Re:	The Flooring Zone Inc.
      Form SB-2, amendment number 1, filed December 1, 2004
      File No. 333-119234

Dear Mr. Lee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Updated Consent

1. Provide an updated consent in each amendment to your registration statement.

Prospectus Summary - The Offering, page 5

2. We note your response to our previous comment 8. It does not appear that you have reflected your stockholders` deficit as a negative amount by presenting it in parentheses. Please revise and also present long-term liabilities at 9/30/04. In addition, the amounts you now identify as net income (loss) in each period don`t correspond to your statements of operations. Please revise the prospectus summary to properly present net income (loss).

Dilution, page 12

3. We note your response to our previous comment 12. Since your dilution disclosures assume you will sell all 10 million shares of common stock being offered, it actually represents the minimum potential dilution to shareholders purchasing shares in the offering.
As we previously requested, please present the maximum potential dilution to shareholders purchasing shares in the offering (i.e. assuming one share of common stock is sold).

MD&A

4. In certain disclosures, you improperly refer to 6/30/04 as the interim period. For example, please see p. 28 in the second paragraph. Please revise here, and elsewhere throughout your prospectus, to refer to 9/30/04, as necessary.

Results of Operations, pages 24-27

5. We note your response to our previous comment 20. Please revise your analysis of changes in revenues as follows:

* For the year ended December 31, 2003 as compared to December 31, 2002, quantify the increase in 2003 revenues resulting from the fact that your third store was open for an entire year.  Also explain
and
quantify each factor that negatively impacted sales revenues, such as
decreased sales volume and average sales price.
* For the three and nine months ended September 30, 2004 as
compared
to September 30, 2003, we note your disclosures concerning the increase in sales volume and average sales price. Clarify how an increase in sales volume of 15% and an increase in sales price of 2%
resulted in an increase to total revenues of 12%. It appears that some offsetting factors may have negatively influenced your total revenues.

6. We note your discussion of the factors underlying your improvement in cost of sales margin for the nine months ended September 30, 2004.
Revise to quantify the reduction in cost of sales associated with each factor.

7. You should also address the fact that, although your gross profit margin for the nine months ended September 30, 2004 is higher than the same period of the prior year, your gross profit margin has steadily declined each quarter during 2004. Refer to Item 303 of Regulation S-B, which requires management to discuss any know trends that are reasonably likely to have a material impact on results or liquidity.

8. It appears that you have improperly included interest expense in
G&A expense in the tabular presentation of total G&A for 2003 and 2002. We note that interest expense is presented separately in your statements of operations.

9. We note your discussion of the changes in general and administrative expenses for the interim periods. Revise your disclosure to separately address the three and nine months ended September 30, 2004 as compared to the same periods in the prior year.
Quantify the impact of each underlying factor that you discuss. Ensure that your analysis of changes in general and administrative expenses for the nine months ended September 30, 2004 explains both increases and decreases in expenses from the prior year, since we note that total general and administrative expenses were flat when compared to the prior year. In addition, it`s not clear to us why costs related to installers are included in G&A expenses. Please advise or revise.

Liquidity and Capital Resources, pages 27-29

10. We note your discussion of changes in cash flows from operating activities for the interim period. Revise your discussion to more fully explain the change in your billing policy and how the change in that policy resulted in decreased customer deposits and increased accounts receivable balances. Confirm to us, if true, that this change in your billing policy did not affect your revenue recognition policy. In addition, consider whether the change should be a risk factor.


Market for Common Equity and Related Stockholder Matters - page 32

11. We note your response to our prior comment 24. Please revise to remove the implication that none of your currently issued and outstanding shares are "eligible" for public resale under Rule
144.

Financial Statements for the Year Ended December 31, 2003

Independent Accountants` Report

12. We note your independent accountant, Mantyla McReynolds, LLC, is duly registered and in good standing to practice in Utah.
However,
Mantyla McReynolds is not currently licensed in Georgia where your company is located. Tell us why you selected a Utah based accounting firm to audit the financial statements of a Georgia based company. Tell us if the audit was physically performed in Utah or Georgia. Also, confirm to us that the operations and assets of your company are physically located in Georgia and Florida. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Georgia state laws governing audits of Georgia companies performed by accountants who are not licensed in Georgia.

Note 5 - Common Stock/Preferred Stock

13. We read your response to our previous comment 27. It appears that you had stock options outstanding for a portion of 2003. Provide the disclosures required by paragraphs 45-47 of SFAS 123 and paragraphs 2(e) and 3 of SFAS 148. Please note that the fact that no stock options were outstanding at year end does not exempt you from making these disclosures.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to Anne McConnell at (202) 942-1795. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Ronald L. Poulton, Esq.
	Poulton & Yordan
	136 East South Temple, Suite 1700-A
	Salt Lake City, UT 84111

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Jimmy Lee
The Flooring Zone, Inc.
December 9, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE